Exhibit 99.1

ITEMIZED LIST OF EXPENSES INCURRED OR BORNE BY
OR FOR THE ACCOUNT OF THE REPUBLIC OF SOUTH AFRICA
IN CONNECTION WITH THE SALES OF THE NOTES

The following are the estimated expenses incurred or borne by or for the Republic of South Africa in connection with the issuance and distribution of the Notes.

Registration Fee*	U.S.$389,400.00
Miscellaneous Expenses	U.S.$400,500.00
TOTAL	U.S.$789,900.00

* Previously paid in connection with the registration statement filing on March 20, 2020.